SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 33)


                          THE NOSTALGIA NETWORK, INC.
                               (Name of Issuer)


                         Common Stock, $.04 par value
                        (Title of Class of Securities)

                                  669 752107
                                (CUSIP Number)

                           Dong Moon Joo, President
                         Concept Communications, Inc.
                        650 Massachusetts Avenue, N.W.
                            Washington, D.C.  20001
                                 (202) 789-2124

                                with a copy to:
                              Arthur E. Cirulnick
            Tucker, Flyer & Lewis, a professional corporation
                        1615 L Street, N.W., Suite 400
                         Washington, D.C.  20036-5601
                                (202) 452-8600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 17, 1996
          (Date of Event which Requires Filing of this Statement)




Check the following box if a fee is being paid
with this Statement:                                        [ ]







CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Concept Communications, Inc.

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds
      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                           [  ]

6.    Citizenship or Place of Organization
      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  14,645,432 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0
PERSON
WITH                    9.    Sole Dispositive Power
                              14,645,432 shares

                        10.   Shared Dispositive Power
                              0

11.    Aggregate Amount Beneficially Owned by Each Reporting
Person
       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
                                                           [  ]
13.    Percent of Class Represented by Amount in Row (11)
       70.6%

14.    Type of Reporting Person       CO



CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Crown Capital Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds
      AF (Crown Communications Corporation)

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                           [  ]
6.    Citizenship or Place of Organization
      Delaware

      NUMBER OF SHARES        7.    Sole Voting Power
      BENEFICIALLY                        0
      OWNED BY
      EACH                    8.    Shared Voting Power
      REPORTING                     14,645,432 shares
      PERSON
      WITH                    9.    Sole Dispositive Power
                                          0

                              10.   Shared Dispositive Power
                                    14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person
       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares
                                                           [  ]
13.    Percent of Class Represented by Amount in Row (11)
       70.6%

14.    Type of Reporting Person       CO



CUSIP No.  669 752107

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Crown Communications Corporation

2.    Check the appropriate box if a member of a group
                                                        (a) [X]
                                                        (b) [ ]
3.    SEC USE ONLY

4.    Source of Funds
      OO

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                            [  ]
6.    Citizenship or Place of Organization
      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  0
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     14,645,432 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              0

                        10.   Shared Dispositive Power
                              14,645,432 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
Person
       14,645,432 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares
                                                           [  ]
13.    Percent of Class Represented by Amount in Row (11)
       70.6%

14.    Type of Reporting Person       CO



     This Amendment No. 33 amends and supplements the statement on Schedule 13D (the "Schedule 13D") filed by Concept Communications, Inc., a Delaware corporation ("Concept"), Crown Communications Corporation, a Delaware corporation ("Communications"), and Crown Capital Corporation, a Delaware corporation ("Capital"), relating to the Common Stock, par value $.04 per share (the "Common Stock"), of The Nostalgia Network, Inc., a Delaware corporation (the "Issuer"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.

Item 2.   Identity and Background.

     Item 2 is hereby amended and modified by deleting the material set forth after the first paragraph in Item 2 and by inserting in lieu thereof the following:

     Concept has its principal business and executive offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001. Concept has diverse interests in the communications and telecommunications industries as a holding company with ownership interests in firms involved principally in video newsgathering and transmission services, corporate video communication and program production and post-production. Dong Moon Joo, Max Hugel and Werner Seubert are the directors of Concept, and Messrs. Joo (President) and Seubert (Vice President) are the executive officers of Concept. On May 21, 1996, Mike Sebold resigned his position as director of Concept; Mr. Seubert became Vice President of Concept as of that date.

     Mr. Joo is President of Concept and President and Chief Executive Officer of The Washington Times Corporation and News World Communications, Inc. ("News World"). The Washington Times Corporation and News World publish numerous newspapers and periodicals. The principal offices of Atlantic Video are located at 650 Massachusetts Avenue, N.W., Suite 200, Washington, D.C. 20001, which is the business address of Mr. Joo. Mr. Joo is a citizen of South Korea.

     Mr. Hugel is Chairman of the Board of Rockingham Venture, Inc., which is engaged in the operation of a racetrack. The principal offices of Rockingham Venture, Inc. are located at Rockingham Park Boulevard, P.O. Box 45, Salem, New Hampshire 03079, which is Mr. Hugel's business address. Mr. Hugel is a citizen of the United States.

     Mr. Seubert is Vice President and Controller of Atlantic Video, Inc. ("Atlantic Video"). Atlantic Video is engaged in the production and recording of videotapes, the provision of post-production services and related activities. Mr. Seubert's business address is 650 Massachusetts Avenue, N.W., Suite 200,
Washington, D.C. 20001.   Mr. Seubert is a citizen of the Federal
Republic of Germany.

     Communications owns ninety percent (90%) of the capital
stock of Concept.   Communications has its principal offices at
650 Massachusetts Avenue, N.W., Washington, D.C. 20001. Communications has diverse interests in the communications and telecommunications industries through operation of a satellite up-linking business and its majority ownership interest in Concept. Mr. Joo, Keith Cooperrider, Robert Morton, Nora Spurgin and Peter Gogan are the directors of Communications, and Messrs. Joo (President) and Seubert (Vice President) are the executive officers of Communications. On April 17, 1996, Richard Wojcik resigned as a director of Communications; Peter Gogan became a new director for Communications on that date. On May 21, 1996, Mike Sebold resigned as Vice President of Communications; Mr. Seubert became Vice President of Communications as of that date.

     Messrs. Cooperrider, Morton and Gogan are all principally employed by The Washington Times newspaper. The principal offices of The Washington Times are located at 3600 New York Avenue, N.E., Washington, D.C. 20002, which is the business address of Messrs. Cooperrider and Morton. Mr. Cooperrider serves as Controller, Mr. Morton serves as Assistant Managing Editor and Mr. Gogan serves as Special Assistant to the President. Messrs. Cooperrider, Morton and Gogan are all citizens of the United States.

     Ms. Spurgin is President of the Women's Federation for World Peace, a nonprofit organization with the purpose of uniting women to take action for the moral education and healing of their families and society. The principal offices of the Women's Federation for World Peace are at 4 W. 43rd Street, New York, New York 10036. That address is also the business address of Ms. Spurgin. Ms. Spurgin is a citizen of the United States.

     The sole stockholder of Communications is Capital, which has its principal offices at 650 Massachusetts Avenue, N.W., Washington, D.C. 20001. Capital is a holding company which indirectly owns interests in firms involved in the communications and telecommunications industries through its ownership of Communications. Mr. Joo, Neil A. Salonen, Thomas Ward, Anthony Guerra and Michael McDevitt are the members of Capital; Messrs. Joo, Cooperrider and Gogan are the directors of Capital; and Messrs. Joo (President) and Seubert (Vice President) are the executive officers of Capital. On April 17, 1996, Richard Wojcik resigned as a director of Capital; Peter Gogan became a new director for Capital on that date. On May 21, 1996, Mike Sebold resigned as Vice President of Capital; Mr. Seubert became Vice President of Capital as of that date.

     Mr. Salonen is President of International Cultural Foundation, which is a nonprofit, tax-exempt foundation with the purpose of promoting academic, scientific, religious and cultural exchange among the countries of the world. The principal offices of International Cultural Foundation are located at 51 Monroe Street, Suite 1201, Rockville, Maryland 20850, which is Mr. Salonen's business address. Mr. Salonen is a citizen of the United States.

     Messrs. Ward and Guerra are both principally employed by the University of Bridgeport, an institute of higher learning. The principal offices of the University of Bridgeport are located at 271 Park Avenue, Bridgeport, Connecticut 06601, which is the business address of Messrs. Ward and Guerra. Mr. Ward serves as Special Assistant to the President for New Initiatives, and
Mr. Guerra serves as the Dean of College Graduate and Undergraduate Studies. Messrs. Ward and Guerra are both citizens of the United States.

     Mr. McDevitt is Director of Security at Belvedere Estates, which operates a group of properties in Westchester County, New York. The principal offices of Belvedere Estates are located at 723 South Broadway, Tarrytown, New York 10591, which is the business address of Mr. McDevitt. Mr. McDevitt is a citizen of the United States.

     During the last five years, none of Concept, Communications, Capital, Ms. Spurgin and Messrs. Joo, Hugel, Gogan, Seubert, Cooperrider, Morton, Salonen, Ward, Guerra and McDevitt has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


    SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.


Dated:  June 11, 1996


                           CONCEPT COMMUNICATIONS, INC.


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President


                           CROWN COMMUNICATIONS CORPORATION


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President


                           CROWN CAPITAL CORPORATION


                           /s/  DONG MOON JOO
                           By: Dong Moon Joo, President



                          Exhibit Index

Exhibit             Description                             Page

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